02053153

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:ED STATES
EXCHANGE COMMISSION
,ton, D.C. 20549

RECEIVED NOV 29 2002 WASH, D.C. 180 SECTION PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39947

12/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PUTNAM LOVELL SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 EAST 55TH STREET
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAIN LEGRIS (514) 879-5380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAMSON BELAIR DELOITTE & TOUCHE
(Name — *if individual, state last, first, middle name)*

1 PLACE VILLE-MARIE, SUITE 3000, MONTREAL, QUEBEC, CANADA H3B 4T9
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P DEC 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ALAIN LEGRIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PUTNAM LOVELL SECURITIES INC., as of SEPTEMBER 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

HÉLÈNE GIROUX
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUTNAM LOVELL SECURITIES INC.
Table of contents

Deloitte & Touche LLP
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montréal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4111
www.deloitte.ca

Deloitte & Touche

Independent auditors' report

To the Stockholder of
Putnam Lovell Securities Inc.

We have audited the accompanying balance sheet of Putnam Lovell Securities Inc. as at September 30, 2002 and the related statements of earnings, changes in stockholder's equity and cash flows for the nine-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as at and for the year ended December 31, 2001 were audited by other auditors whose report, dated February 13, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and the results of its operations and its cash flows for the nine-month period then ended in conformity with accounting principles generally accepted in the United States.

Deloitte & Touche LLP

November 15, 2002

Deloitte
Touche
Tohmatsu

PUTNAM LOVELL SECURITIES INC.
Statement of earnings
(in U.S. dollars)

	Nine-month period ended September 30, 2002	Year-ended December 31, 2001
	$	$
Revenue		
Investment banking	**21,851,030**	27,233,133
Commissions	**6,499,116**	7,988,642
Management fees (Note 6)	**2,158,877**	3,136,221
Administrative and service fees (Note 6)	**1,585,033**	2,569,311
Gains from investment securities	**451,016**	1,088,224
Interest and dividend income	**54,933**	196,246
Private placement fees	-	388,450
Other revenue	**873,166**	1,259,393
	33,473,171	43,859,620
Royalties paid on investment banking fees	-	(125,000)
	33,473,171	43,734,620
Expenses		
Employee compensation, benefits and related expenses	**38,012,366**	28,341,420
Occupancy expense	**3,574,419**	4,545,136
Travel and entertainment	**2,329,589**	3,218,357
Technology and information services	**3,021,792**	4,264,771
Marketing and advertising	**364,767**	2,042,660
Legal and professional fees	**1,447,620**	2,823,770
Depreciation	**1,276,310**	1,652,542
Clearing and other	**1,846,601**	1,985,677
	51,873,464	48,874,333
Net loss before income taxes	**(18,400,293)**	(5,139,713)
State and local income tax expense - current (Note 8)	**5,200**	11,576
Net loss	**(18,405,493)**	(5,151,289)

PUTNAM LOVELL SECURITIES INC.
Balance sheet
(in U.S. dollars)

	September 30, 2002	December 31, 2001
	$	$
Assets		
Cash and cash equivalents	**13,093,238**	3,156,372
Deposits with clearing broker	**250,000**	250,000
Other deposits	**2,482,662**	2,491,584
Receivables:		
Commissions	**529,076**	517,667
Underwriting	**-**	521,657
Investment banking, net of allowance for doubtful receivables of $50,000 (December 31, 2001 - $8,376)	**9,034,852**	1,699,288
Related parties (Note 6)	**1,494,915**	1,181,919
Other	**184,293**	-
Investments:		
Marketable securities, at fair value	**8,079**	16,441
Non-marketable securities, at fair value	**-**	886,715
Furniture, equipment and leasehold improvements (Note 4)	**7,580,882**	8,745,675
Other assets	**648,588**	890,950
	35,306,585	20,358,268
Liabilities		
Accrued employee compensation	**13,772,540**	3,834,201
Accounts payable and accrued expenses	**957,723**	1,793,652
Payable to related parties (Note 6)	**2,264,389**	-
	16,994,652	5,627,853
Commitments (Note 5)		
Stockholder's deficiency		
Common stock, par value $1 per share, 1,000,000 shares authorized; 553,606 shares issued and outstanding	**553,606**	553,606
Additional paid-in capital	**56,592,354**	34,605,343
Accumulated deficit	**(38,834,027)**	(20,428,534)
	18,311,933	14,730,415
	35,306,585	20,358,268

PUTNAM LOVELL SECURITIES INC.

Statement of changes in stockholder's equity

nine-month period ended September 30, 2002 and year ended December 31, 2001
(in U.S. dollars)

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
		$	$	$	$
Balance at December 31, 2000	550,778	550,778	33,071,122	(15,277,245)	18,344,655
Issuance of common stock	2,828	2,828	-	-	2,828
Capital contribution, net	-	-	1,534,221	-	1,534,221
Net loss	-	-	-	(5,151,289)	(5,151,289)
Balance at December 31, 2001	**553,606**	**553,606**	**34,605,343**	**(20,428,534)**	**14,730,415**
Capital contribution, net	-	-	**21,987,011**	-	**21,987,011**
Net loss	-	-	-	**(18,405,493)**	**(18,405,493)**
Balance at September 30, 2002	**553,606**	**553,606**	**56,592,354**	**(38,834,027)**	**18,311,933**

PUTNAM LOVELL SECURITIES INC.

Statements of cash flows

(in U.S. dollars)

	Nine-month period ended September 30, 2002	Year-ended December 31, 2001
	$	$
Operating activities		
Net loss	(18,405,493)	(5,151,289)
Items not affecting cash and cash equivalents:		
Depreciation	1,276,310	1,652,542
	(17,129,183)	(3,498,747)
Changes in non-cash working operating items:		
Deposits with clearing broker	-	120,136
Other deposits	8,922	(2,491,584)
Receivables	(7,322,605)	(488,935)
Investments	8,362	1,579,345
Other assets	242,362	1,543,553
Accrued employee compensation	9,938,339	(4,868,043)
Accounts payable and accrued expenses	(835,929)	61,110
Payable to related parties	2,264,389	-
	(12,825,343)	(8,043,165)
Investing activities		
Purchase of furniture, equipment and leasehold improvements	(111,517)	(2,248,089)
Financing activities		
Issuance of common stock	-	2,828
Capital contribution	22,873,726	1,534,221
	22,873,726	1,537,049
Increase (decrease) in cash and cash equivalents	9,936,866	(8,754,205)
Cash and cash equivalents, beginning of period	3,156,372	11,910,577
Cash and cash equivalents, end of period	13,093,238	3,156,372

Supplemental disclosure of non-cash activities and cash flow information

a) Interest paid	275	2,754

b) Non-marketable securities in the amount of $886,715 have been transferred to the parent company. The amount was debited to additional paid-in capital.

1. Description of the business

Putnam Lovell Securities Inc. (the "Company") (a Delaware corporation), is a registered broker-dealer under the *Securities Exchange Act of 1934*. The Company provides investment banking services to companies seeking to acquire or divest operations or raise capital. The company's sole stockholder is Putnam Lovell Group Inc. (the "Parent"), which was acquired by the National Bank of Canada on June 19, 2002. Due to this transaction, the year-end was changed to September 30, 2002, in order to conform with other companies of the group.

2. Significant accounting policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, cash equivalents include cash at financial institutions.

Investments

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transaction revenues. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Unrealized gains and losses are reflected in operations in the period in which they arise.

Non-marketable securities are not registered for public sale and are carried at an estimated fair value at the end of the period, as determined by the Company. Factors considered by the Company in determining fair value include cost, the type of investment, the current financial position and operating results of the company invested in and such other factors as may be deemed relevant.

Fixed assets and depreciation

Furniture, equipment and leasehold improvements are recorded at cost and are depreciated over the estimated useful lives of the assets, which range from three to fifteen years.

(in U.S. dollars)

2. Significant accounting policies (continued)

Revenue recognition

Investment banking revenues are generated by performing financial advisory services. These revenues are recognized on a monthly basis and at completion of the transaction in accordance with the terms of the service contract. The Company earns private placement fees as a placement agent in the issuance of asset-backed securities. Administrative, management and service fee revenue recognition are more fully described in Note 6. Realized gains and losses are computed by use of the first-in, first-out method. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $125,000 (December 31, 2001 - $100,000) or 6 2/3% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2002, the Company had net capital of $6,927,358 (December 31, 2001 - $1,826,830) which exceeds the required net capital of $1,132,568 (December 31, 2002 - $375,190) by $5,794,790 (December 31, 2001 - $1,451,640). The Company's ratio of aggregate indebtedness to net capital was 2.45 to 1 as at September 30, 2002 (December 31, 2001 - 3.08 to 1).

4. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements consisted of the following:

	September 30, 2002	December 31, 2001
	$	$
Furniture and fixtures	**2,426,026**	2,351,580
Computer equipment	**2,065,724**	2,014,899
Leasehold improvements	**8,443,799**	8,422,690
Communication equipment	**-**	70,452
Computer software	**186,377**	157,627
Other	**125,560**	125,560
	13,247,486	13,142,808
Accumulated depreciation	**(5,666,604)**	(4,397,133)
	7,580,882	8,745,675

(in U.S. dollars)

5. Commitments

As at September 30, 2002, the Company is committed under operating leases for office facilities and computer equipment. The future commitment is as follows for the years ending September 30:

	$
2003	**3,455,328**
2004	**3,342,919**
2005	**3,303,108**
2006	**3,418,669**
2007	**3,418,669**
Thereafter	**5,583,011**
Total minimum lease payments	**22,521,704**

Rent expense for the nine-month period ended September 30, 2002 was $2,592,784 (December 31, 2001 - $3,356,808). Certain leases provide for escalation of annual rental amounts based upon defined indices. Rental deposits for a foreign lease of $786,059 (December 31, 2001 - $786,059) were included in other deposits in the balance sheet as at September 30, 2002.

6. Related party transactions

Management fees

For the nine-month period ended September 30, 2002, the Company earned management fees of $2,158,877 (December 31, 2001 - $3,136,221) for management services rendered to Highcrest Partners L.P., Progress-Putnam Lovell Ventures LLC, Progress-Putman Lovell Investments LLC and Putnam Lovell Equity Partners L.P, which are affiliated investment partnerships. The receivable balance as of September 30, 2002 was $255,379 (December 31, 2001 - $222,831).

Administrative and service fees

For the nine-month period ended September 30, 2002, the Company earned $1,585,033 (December 31, 2001 - $2,569,311) in administrative and service fees from Putnam Lovell Finance L.P. ("PLFLP") and various related trusts. PLFLP is a limited partnership for which Putnam Lovell Finance Inc. ("PLF") is the general partner. PLF is owned by a limited liability company owned by a Senior officer of the Company. As at September 30, 2002, the receivable balance was $141,544 (December 31, 2001 - $183,194).

The above transactions are conducted in the normal course of business and are measured at the exchange value, which is the amount established and agreed to by the related parties.

(in U.S. dollars)

6. Related party transactions (continued)

Receivables and payables

As at September 30, 2002, the Company has a receivable of $290,000 (December 31, 2001 - nil) from its Parent and a payable of $326,480 (December 31, 2001 - nil) to Putnam Lovell Capital Partners Inc., a company controlled by the Parent. In addition, the Company has a payable of $1,937,909 (December 31, 2001 - nil) to National Bank Financial Inc., which is the parent of Putnam Lovell Group Inc.

As at September 30, 2002, the Company recorded a receivable of $659,418 (December 31, 2001 - $637,843) for legal and other reimbursable expenses from PLFLP and related trusts, Crestline Capital Partners L.P., Highcrest Partners L.P., Highcrest Special Opportunities L.P., Putnam Lovell Equity Partners L.P., and Progress-Putnam Lovell Ventures LLC.

During the year, the Company issued a promissory note with an interest rate of 2.71% to a senior officer of the Company. As at September 30, 2002, the balance of the note was $100,000. As at December 31, 2001, the Company also had a promissory note with an interest rate of 6.27% receivable from another senior officer of the Company. This note was forgiven in the current year.

As of September 30, 2002, the Company recorded a receivable of $48,574 (December 31, 2001 - $38,050) representing advances to its officers and employees.

7. Pension plan and profit sharing 401(k) plan

The Company's profit sharing 401(k) plan allows participants to elect to contribute after three months of employment. The Company is required to contribute 50% of the participant's salary deferral. For the nine-month period ended September 30, 2002, the Company's expense under the plan was $453,606 (December 31, 2001 - $552,601).

8. Income taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. Federal, state and local taxes have been provided for in these financial statements on separate entity income at the effective income tax rate of the Company.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries. In accordance with this agreement, any temporary tax differences will be attributed to the Parent. Accordingly, deferred tax assets of the Company are included in the inter-company receivables or payables.

(in U.S. dollars)

8. Income taxes (continued)

The provision for income taxes is comprised of the following:

	Federal	State
	$	$
Current	-	5,200
Deferred	-	-
	-	5,200

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

As at September 30, 2002, the Company had recorded net deferred tax assets of $9,314,295 (December 31, 2001 -$6,679,526), primarily attributable to future benefits of operating losses. A valuation allowance of $9,314,295 (December 31, 2001 - $6,679,526) has been established as at September 30, 2002 to offset the deferred tax assets, as recoverability is uncertain. The valuation allowance as at September 30, 2002 was increased by $2,634,769 (December 31, 2001 - decreased by $248,648 as compared with December 31, 2000).

The net operating loss of the current year may be carried forward for ten years in the state of California, and for twenty years in the State of NewYork as well as for Federal taxation purposes. Federal net operating loss carryforward benefits begin to expire in the year 2020 through 2022.

9. Financial instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities are carried at fair value or contracted amounts approximating fair value.

10. Contingencies

The Company has two standby letters of credit totaling $1,695,593 (December 31, 2001 - $1,695,593) to fully collateralize the obligations under its domestic office leases. The Company has segregated cash deposits in banks in full amounts of the letters of credit.

The Company has been named as a defendant in legal matters. Management, after consultation with the Company's legal counsel, believes that the resolution of these matters will not result in any material adverse effect on the Company's financial position or results of operations and accordingly has made no provision in the financial statements.

11. Comparative figures

Certain of the prior year's figures have been restated to conform with current year's presentation.

PUTNAM LOVELL SECURITIES INC. Schedule I

Schedule of computation of net capital pursuant to SEC Rule 15c3-1

(in U.S. dollars)

	Nine-month period ended September 30, 2002	Year-ended December 31, 2001
	$	$
Computation of net capital		
Total stockholder's equity	**18,311,933**	14,730,415
Add allowable credits:		
Deferred compensation	**10,042,829**	3,516,669
Total stockholder's equity and allowable credits	**28,354,762**	18,247,084
Deduct non-allowable assets		
Other deposits	**2,482,662**	2,491,584
Receivables from brokers	**-**	521,657
Receivables for investment banking	**9,034,852**	1,699,288
Receivables from related parties	**1,494,915**	1,181,919
Other receivables	**184,293**	-
Non-marketable securities	**-**	886,715
Furniture, equipment and leasehold improvements, net	**7,580,882**	8,620,115
Other assets	**648,588**	1,016,510
Total non-allowable assets	**21,426,192**	16,417,788
Net capital before haircuts on securities positions	**6,928,570**	1,829,296
Haircuts on securities	**1,212**	2,466
Net capital	**6,927,358**	1,826,830
Computation of aggregated indebtedness net capital requirement		
Required minimum net capital:		
The greater of $125,000 or $6^{2}/_{3}$% of aggregate indebtedness ($16,988,514 x $6^{2}/_{3}$%)	**1,132,568**	375,190
Excess net capital	**5,794,790**	1,451,640
Ratio: Aggregate indebtedness to net capital	**2.45 to 1**	3.08 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited September 30, 2002 Part IIA FOCUS filing.

PUTNAM LOVELL SECURITIES INC.

Schedule II

Statement regarding SEC Rule 15c3-3

year ended December 31, 2002

The Company is exempt from Rule 15c3-3 of the Security and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS

Deloitte & Touche, LLP
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montréal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Facs.: (514) 390-4111
www.deloitte.ca

Deloitte & Touche

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholder of
Putnam Lovell Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Putnam Lovell Securities Inc. (the "Company") for the year ended September 30, 2002 (on which we issued our report dated November 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934*, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of them internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board or directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties for any other purpose.

Deloitte & Touche LLP

Montreal, Quebec
November 15, 2002

Financial statements and supplemental information of

PUTNAM LOVELL SECURITIES INC.

with Report and Supplemental Report of Independent Auditors

September 30, 2002